UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Perry Ellis International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

288853104

(CUSIP Number)

GEORGE FELDENKREIS

4810 NW 74 Ave

Miami, FL 33166

(305) 499-9789

STEVE WOLOSKY, ESQ.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

George Feldenkreis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,644,815*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,316
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,644,815*
	10	SHARED DISPOSITIVE POWER

122,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,767,131*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%
14	TYPE OF REPORTING PERSON

IN

* Represents (a) 1,580,292 shares of common stock held directly by Mr. Feldenkreis, (b) 57,894 shares of common stock issuable upon the exercise of stock appreciation rights held by Mr. Feldenkreis that are currently exercisable, (c) 3,706 shares of restricted stock held directly by Mr. Feldenkreis, which vest on April 22, 2018, and (d) 2,923 shares of restricted stock held directly by Mr. Feldenkreis, which vest on April 20, 2018. Mr. Feldenkreis has the power to vote but does not have the power to sell, transfer, pledge, or otherwise dispose of the restricted shares until the shares have vested

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CUSIP NO. 288853104

1	NAME OF REPORTING PERSON

Feldenkreis Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		122,316
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

122,316
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP NO. 288853104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 6, 2018, Mr. Feldenkreis, together with the financial backing of Fortress Investment Group LLC (“Fortress”), a leading alternative investment firm, made a proposal to the Issuer to acquire all of the Shares not owned by the Reporting Persons for $27.50 per share in cash (the “Acquisition Proposal”), representing a premium of approximately 22% over the closing price on February 5, 2018. This per share price is also higher than the 52-week high. As detailed in the Acquisition Proposal, Mr. Feldenkreis submitted the Acquisition Proposal because he is not comfortable with the motivations, strategy and oversight of the existing Board and believes stockholder value will suffer under this Board’s stewardship. The full text of the Acquisition Proposal is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Mr. Feldenkreis intends to communicate with the Issuer’s management, Board and other stockholders about the Acquisition Proposal and a broad range of other strategic and operational matters, as a means of enhancing stockholder value. To the extent the Board does not engage in meaningful discussions with Mr. Feldenkreis regarding the Acquisition Proposal, the Reporting Persons reserve all rights to protect their investment, including to propose a slate of directors for election to the Board at the 2018 annual meeting of stockholders.

Item 5	Interest in Securities of the Issuer.
Item	5(d) is hereby amended and restated as follows:

Pursuant to the terms of the Letter Agreement (as defined and described in Item 6 below), subject to certain exceptions, in the event the Reporting Persons sell their Shares (or enter into an agreement to sell their Shares ) to a third party, within 6 months of the date of the Letter Agreement, the Reporting Persons shall be required to pay Fortress a profit sharing fee in cash in an amount equal to $1.0 million for each $1.00 of Share price in excess of $23.50 per Share, up to a maximum of $5 million.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

In connection with the Acquisition Proposal, on February 6, 2018, the Reporting Persons entered into a non-binding letter of intent with Fortress, in which Fortress confirmed it would consider committing $300 million of debt and/or equity financing toward the proposed acquisition of the Issuer, on terms and conditions to be negotiated between the parties.

Also on February 6, 2018, the Reporting Persons entered into a letter agreement with Fortress (the “Letter Agreement”), which requires the Reporting Persons, subject to certain exceptions, to pay Fortress a profit sharing fee in cash in the event the Reporting Persons sell their Shares (or enter into an agreement to sell their Shares) to a third party within 6 months of the date of the Letter Agreement, in an amount equal to $1.0 million for each $1.00 of Share price in excess of $23.50 per Share, up to a maximum of $5 million.

Item 7.	Material to be Filed as Exhibits.
99.1	Acquisition Proposal dated February 6, 2018

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CUSIP NO. 288853104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2018

/s/ George Feldenkreis
GEORGE FELDENKREIS

FELDENKREIS FAMILY FOUNDATION, INC.

By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	President and Director

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